Exhibit 99.77

March 13, 2018	1500 Robert-Bourassa Blvd., 7thFloor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMMUNOVACCINE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 29, 2018
Record Date for Voting (if applicable) :	March 29, 2018
Beneficial Ownership Determination Date :	March 29, 2018
Meeting Date :	May 01, 2018
Meeting Location (if available) :	Halifax, Nova Scotia
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	45254B103	CA45254B1031
COMMON SHARES REGULATION S US 1933 LEG	C4578J109	CAC4578J1092
COMMON SHARES DATED LEG EXP OCT 09/16	45254B509	CA45254B1099

Sincerely,

Computershare
Agent for IMMUNOVACCINE INC